New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
T. +1 (212) 951-1530
F. +1 (212) 641-4349

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January 31, 2022

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director

Re: Notice of Second Violation Instance of the Companies Act of 2014, § 216 (Failure to Cooperate with Request for Production of Registers and Meeting Minutes, Pursuant to Companies Act of 2014, § 216) - Mallinckrodt Plc. (the "Company")

Ladies and Gentlemen of the Dismissed Board (the "Dismissed Board"):

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to this Dismissed Board, both a) after your now-additional statutory violation of the Companies Act of 2014 (the "Companies Act"), § 216; and b) after receipt of Arthur Cox's January 26, 2022, letter.

BHG notes that this Dismissed Board does not like being pegged on criminal conduct.  May I remind this Dismissed Board that all your pleadings in the U.S. Bankruptcy Court are premised on your claim of no net assets existing, while you have already confessed to BHG in private that net assets do exist, and to the tune of ~$1.017 billion?  That is bankruptcy fraud, which BHG will pursue at the earliest possible juncture under 11 U.S.C. § 1144, since we were not afforded your admissions prior to the confirmation objection deadline (this Dismissed Board creatively chose to admit to fraud at the stroke of midnight, and after your SVP of Finance already resigned).  There is an explicit statute of limitations of 180 days for revocation of plans "procured by fraud", pursuant to 11 U.S.C. § 1144, along with the Irish equivalent of that statutory right of parties-in-interest to bring forth "procure[ment] by fraud" claims, the Companies Act, § 553.  BHG had no obligation to drill this Dismissed Board's admission of fraud out of you earlier in these cases; you had an obligation to not commit fraud at all during these cases.   Getting back to substantiating BHG's claims of this Dismissed Board's criminal conduct, the Companies Act, § 876, very clearly states that this Dismissed Board faces up to 10 years in prison for "mak[ing] a statement … that is false in a material particular, and knows that it is false in a material particular or is reckless as to whether it is or not."  That is not your only criminal offense under the Companies Act; they are numerous, and you have already incriminated yourselves on the biggest ones.  To throw another criminal violation on the table, backroom "pre-packaged bankruptcy" insolvency plotting, while continuing to consume goods/services from trade vendors, on the representation that you will make good on your trade terms, with knowledge that you soon will attempt to point all of those trade vendors to a paltry recovery, is also called "fraudulent trading", which carries up to 10 years in prison.  You operated this Company like an American entity, and it is not.  You also now have two violation instances of the Companies Act, § 216, as well, which is an additional up to a year in prison.  You have committed imprisonable fraudulent statements of financials, along with numerous other criminal offenses; I am not going to repeat them all here, and I have listed far enough to justify why BHG refers to this Dismissed Board as criminals.  You had your chance to end your criminal conduct long ago (when you refused to even speak with BHG), and you continue to tack on the instances of fraud and criminal conduct, all by your stubborn refusal to heed to your shareholders now that you have admitted your "know[ledge]" (in the context of the Companies Act, § 1111) this Company possesses net assets and is reasonably solvent.  If net assets did not reasonably exist, then you would face up to 10 years in prison for failing to "give a true and fair view of the assets, liabilities and financial position of the company as at the financial year end date", pursuant to the Companies Act, § 291 (which would, in particular, be fraudulent concealment of clearly "reasonably estimated" to be "probable" capital losses, in willful violation of FASB ASC topic 450-20-25-2).  BHG is simply going to let you walk into your own mousetrap in Ireland; it is not BHG's obligation to fully point out your fraud in the United States; it is this Dismissed Board's obligation to not commit it to begin with.  You will have proved your intent to defraud with your examinership application, where you are essentially bringing your admitted fraud for a rubber stamp; you have to be joking.  BHG already gave good faith advice to this Dismissed Board that it order its lawyers to quit speaking with us, yet they continue to incriminate you; nothing is forcing you to write letters declining BHG's requests under Companies Act, § 216, other than your guilty conscience.  It is truly shocking that every member of this Dismissed Board is complicit in all of what has transpired, and that not one of you has the conscience of a five-year-old to know that you have dug your hole far too deep to proceed.  Ms. Schaefer did an Irish exit and every member of this Dismissed Board continues sitting around their ill-reclaimed table.  If this Dismissed Board is not already near a criminal indictment by the U.S. Securities and Exchange Commission (BHG has had instances of correspondence at the Commissioner level, who vowed to remain impartial) and if the Irish ODCE is not ready to slap every director with criminal offenses as soon as you hit Irish soil, BHG will be astounded.  This Dismissed Board buried its admissions to insider trading on undisclosed information within securities filings (if you want a refresher on that, take a look at BHG's past letters), too, dodging losses immaterially variable to what sent Martha Stewart to prison, and have committed racketeering violations to entirely undermine the integrity of the financial markets far more than Michael Milken was convicted on.  Beyond accounting and bankruptcy fraud, you knowingly meddled in and rigged your own meeting results on August 13, 2021, with Broadridge as your co-conspirator; that is fraud, directly related to securities, which is another form of your "securities fraud".  So, drop your claims that you are not criminals; do not kid yourselves, nor allow your lawyers to give you any confidence to engage in a pipe dream that you are not.  They are, after all, the lawyers who incriminated you.

Further, since your lawyers apparently cannot keep straight BHG's ownership information sent thus far, let us briefly explain BHG's ownership, prior to our full report being issued to the Company under your Companies Act, § 1062, request.  You allege that BHG is not cooperating with your request under the Companies Act, § 1062, which is preposterous.  We simply did not succumb to your unreasonable timeframe specified in your request under the Companies Act, § 1062, when "reasonable time" is required for response of a shareholder within that timeframe.  Again, this Dismissed Board could not even do a data dump in ten (10) days, then requests another party to conduct a full investigation and compile a subsequent report within seven (7) days.  BHG has told this Dismissed Board on multiple occasions now that we will be delivering our response to your request for information under the Companies Act, § 1062, on or by February 4, 2022.  BHG held 3,221,352 shares of Mallinckrodt Plc. common stock within its master institutional accounts at Charles Schwab and Interactive Brokers, as of January 26, 2022.  Those shares are then segregated from the master account into numerous subaccounts for the benefit of clients of the firm.  Your Irish counsel claims that BHG's two account statements sent were contradictory, when they were two entirely different statements for shares held at each respective brokerage.  You also are well aware that you are free to inquire with either of those brokers as to the shares held under BHG's master institutional accounts, and they will provide you that confirmation of ownership you are looking for.  Yet, this Dismissed Board and their counsel continues to cry a river about not having verification of ownership, when you refuse to verify our shares held in those master accounts with those brokers; your claim of lack of cooperation and not knowing BHG's interests is an utter comedy.  BHG has provided all information required for you to directly verify ownership, and is still going along with your antics (cooperating, in good faith, with your retaliatory Companies Act, § 1062, request, only issued after BHG requested documents from this Dismissed Board under the Companies Act, § 216).  Lastly, when your Irish counsel wants to talk about "contradictory", there is nothing more contradictory occurring than your admitted-to-be false claims of no net assets existing.

Let me also briefly cover your equally preposterous argument that BHG is not a shareholder, but ever so briefly, as it does not deserve any ounce of time to begin with.  Preliminarily, just based on common sense, I doubt that the High Court of Ireland will agree that a shareholder that holds their shares through an intermediary, is unable to directly exercise their rights where a broker is unwilling to act due to such a corrupt organization already suing shareholders, and that broker not wishing to face retaliatory litigation as well (not to mention, not wishing to risk violating an active restraining order against "any person or entity").  Further, you can drop your argument on corporate registers being required to be protected for privacy reasons; if the Companies Act allows any random individual with ten euros and a wish to view the records to obtain them, there clearly there are no privacy expectations for those records; you merely wish to throw hurdles in front of known owners/members getting access to those documents, just as this Dismissed Board makes everything else a complete charade.  Second, why are shareholders who hold shares in "street name" invited to your member meetings, if they are not a member?  Third, you clearly need to refer to Commission Implementing Regulation (EU) 2018/1212 of 3 September 2018.  Very clearly, number 15 of Article 1, states "'shareholder action' means any response, instruction or other reaction by the shareholder or third party nominated by the shareholder, as the case may be under applicable law, for the purposes of exercising shareholders rights".  That means that shareholders, even in the case where a financial intermediary is involved, are legally encharged to exercise their shareholder rights, even directly.  Further, Directive 2007/36/EC of 11 July 2007, also highlights that "investors are frequently unable to exercise the [] rights attached to their shares without the cooperation of every intermediary in the chain, who may not have an economic stake in the shares".  When a corrupt organization is engaged in fraud, and already suing shareholders trying to fend them off, brokers with no economic stake in the shares are unwilling to risk litigation for which they have no economic benefit from possibly being subject to.  BHG just had a call with Charles Schwab corporate this past week, to update them on this situation, and they are absolutely astounded by the conduct of this Dismissed Board.  So, to close this section, if your argument is that "street name" shareholders are not members, when this Dismissed Board noticed all of those shareholders to attend the member meetings held by the Company, asked those shareholders to exercise their member voting rights, and you list prominent shareholders in your securities filing along with their "percentage ownership", good luck with that one.  Members are the equity holders in this Company and those with "ownership" are therefore then members.  If you want to waste the time of the High Court of Ireland on that argument, in the face of your admitted fraud, then go for it.

Not only will BHG not withdraw our allegations, BHG is - with this letter - formally making our now-third request under the Companies Act, § 216, for the same documents (we are an acknowledged owner of the Company, and you have all information necessary to verify that statement, so we are not paying for the documents, and we are indeed entitled to meeting minutes as an owner/member):  1) a current copy of the Company's directors' and secretaries' register; 2) a current copy of the disclosable interests register; 3) a current copy of the member's register; and 4) all minutes of meetings from January 2020 to present.  BHG, as a member of this Company, has a right to directly "instruct" (in the context of Commission Implementing Regulation (EU) 2018/1212 of 3 September 2018) the production of those documents, and you have a statutory obligation to produce them.  Those documents should be electronically produced and delivered to IR@BuxtonHelmsley.com; BHG will not accept physical delivery of those documents, and they are not authorized to be delivered to legal counsel.  BHG's instruction is explicit that those documents are to be delivered electronically, and directly to BHG.  Failure to cooperate with this now-third request under the Companies Act, § 216, will tack on an additional up to 6 months of possible imprisonment for all members of this Dismissed Board.  This Dismissed Board has until February 10, 2022, to comply and avoid another imprisonable violation instance.

Lastly, the Company should now note that you are no longer authorized to deliver any information to BHG's Irish counsel.  For now, you can go back to delivering all information to BHG directly.  BHG has, as of today, narrowed down our Irish counsel representing our interests by one firm, given we have retained more than one.  At the appropriate juncture, you will know more about BHG's other counsel that has been retained, but not for now.  I will remind you all that no one is forcing you to continue standing around cashing checks.  That said, BHG fully expects you to remain in your ill-reclaimed seats until you face the High Court of Ireland; anything else would be utmost cowardly.  Shareholders would not still be calling you criminals if you had simply vacated office when you were instructed to by shareholders on August 13, 2021; you chose to stay.  No one has any sympathy for those complaining about the supposed misery that they are choosing to endure.

Very Truly Yours,

Alexander Parker

Senior Managing Director

The Buxton Helmsley Group, Inc.

CC (by e-mail and post):	U.S. Securities and Exchange Commission	Mr. Gary Gensler, Chairman
	100 F Street, NE	Ms. Allison Herren Lee, Commissioner
	Washington, D.C. 20549	Ms. Hester M. Peirce, Commissioner
Mr. Elad L. Roisman, Commissioner
Ms. Caroline Crenshaw, Commissioner
Attn: Office of the Whistleblower ENF-CPU (U.S. Securities and Exchange Commission) 14420 Albemarle Point Place, Suite 102 Chantilly, VA 20151-1750

Mr. Sam McCoubrey Senior Counsel, Division of Enforcement and Investigations Public Company Accounting Oversight Board (PCAOB) 1251 Avenue of the Americas New York, N.Y. 10020

Attn: Ms. Jane M. Leamy Office of the United States Trustee U.S. Department of Justice 844 King Street, Suite 2207 Wilmington, DE 19801

	Office of the Director of Corporate Enforcement	Mr. Ian Drennan, Director
	16 Parnell Square	Ms. Suzanne Gunne, Enforcement Lawyer
	Dublin 1	Ms. Xana McCarthy, Investigator
	D01 W5C2	Ms. Marian Lynch
Ireland